Exhibit 99.1

FOR IMMEDIATE RELEASE	March 22, 2007

NOVA Chemicals announces plan to expand joint venture

with INEOS to North America

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced it has signed a letter of intent with INEOS to expand the two companies’ existing European joint venture to include North American assets.  Under the terms of the proposed agreement, the newly expanded 50:50 joint venture will include NOVA Chemicals’ STYRENIX unit and other styrenic polymer assets.  The STYRENIX unit includes NOVA Chemicals’ North American styrene and solid polystyrene assets, as well as the company’s interest in the existing European joint venture with INEOS, called NOVA Innovene.  INEOS will contribute its North American styrene and polystyrene assets, as well as its interest in the existing NOVA Innovene European joint venture.

The expanded joint venture will also include solid polystyrene-based NAS®, ZYLAR® and DYLARK® polymers from NOVA Chemicals and the AVANTRA® specialty products of INEOS.

“We are very pleased with this path and believe this larger, stronger JV will quickly build on the success of our recent work with INEOS in Europe.  It provides a clear opportunity to significantly reduce costs and participate in industry consolidation,” said Jeffrey M. Lipton, President and CEO of NOVA Chemicals.  “We expect the expanded JV to add value for our shareholders and we will continue to look for further consolidation opportunities.”

The transaction to form the expanded joint venture is expected to close in the third quarter of 2007, subject to approvals and completion of definitive agreements.  The expanded venture is expected to have revenues of approximately U.S. $3.5 billion per year.  Upon completion, the newly expanded joint venture is expected to have the following capacity rankings:

	North America	Europe	Global
Styrene	#1	—	#5
Solid Polystyrene	#1	#2	#2
Expandable Polystyrene	—	#1	#4

NOVA Chemicals will retain full ownership of its olefins/polyolefins unit, industry-leading North American expandable polystyrene business, ARCEL® advanced foam resin, and new expandable polystyrene-based business ventures.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

NOVA Chemicals media inquiries, please contact:
Stephanie Franken — Manager, Public Affairs
Tel: +1 412.490.4292
E-mail: frankes@novachem.com

NOVA Chemicals Investor Relations inquiries, please contact:
Chris Bezaire — Vice President, Investor Relations
Tel: +1 412.490.5070
E-mail: chris.bezaire@novachem.com

INEOS media inquiries, please contact:
Ed Barnes — Vice President
Tel: +1 815.423.1208
E-mail: ed.barnes@ineosstyrenics.com

Photographs, maps and graphics are available upon request.

Forward-Looking Information

The information in this news release contains forward-looking statements, including statements regarding:  the assets that NOVA Chemicals and INEOS will contribute to the expanded joint venture; NOVA Chemicals’ beliefs that a larger, stronger joint venture will quickly build on the success of NOVA Chemicals’ recent work with INEOS in Europe and that the expanded joint venture provides a clear opportunity to significantly reduce costs and participate in industry consolidation; NOVA Chemicals’ expectation that the expanded joint venture will add value for NOVA Chemicals’ shareholders; the expected closing date for the transaction to form the expanded joint venture; the expected revenues of the expanded joint venture; and the expected capacity rankings of the expanded joint venture.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement.  In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

ARCEL®, DYLARK® and NAS® are registered trademarks of NOVA Chemicals Inc.

ZYLAR® is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.; authorized use/utilisation autorisée.

AVANTRA® is a registered trademark of INEOS.